UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On September 10, 2024, Cognyte Software Ltd. (the “Company”) issued a press release titled “Cognyte Reports Strong Second Quarter Fiscal 2025 Financial Results”. A copy of this press release is furnished as Exhibit 99.1 hereto.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The financial information prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) contained in the (i) condensed consolidated statements of operations, (ii) condensed consolidated balance sheets and (iii) condensed consolidated statements of cash flows and included in the press release attached as Exhibit 99.1 hereto are hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-252565 and. 333-278837).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Cognyte Press Release Dated September 10, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

September 10, 2024	By:	/s/ David Abadi
David Abadi
Chief Financial Officer